Filed by Colonnade Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colonnade Acquisition Corp. II

Commission File No.: 001-40184

This filing relates to the proposed merger (the “Business Combination”) involving Colonnade Acquisition Corp. II (“CLAA”) with Plastiq Inc. (“Plastiq”), pursuant to the terms of that certain Agreement and Plan of Merger among CLAA, Plastiq, and Pasadena Merger Sub Inc., dated as of August 3, 2022.

The following article and podcast transcript was published by Fintech Nexus on October 7, 2022.

Podcast 387: Eliot Buchanan of Plastiq

Peter Renton·Fintech One-on-One Podcast·Oct. 7, 2022·27 min read

Being a small business owner has many challenges. Deal with finances is one of the major stresses for any small business and fintech is really starting to make a difference here. But what if we could take the financial component of any small business and take it from a cost center to a profit center, or at least make it cost-neutral?

My next guest on the Fintech One-on-One Podcast is Eliot Buchanan, the CEO and Co-Founder of Plastiq. They help small businesses with flexibility on both how they pay and accept payments, offering a full suite of innovative offerings.

In this podcast you will learn:

●	The problem Eliot had that led to the founding of Plastiq.

●	Why they evolved from a consumer business to focus on small business.

●	Details of their flagship product, Plastiq Pay.

●	The three other products they now offer.

●	Why they created an embedded finance product for small business platforms.

●	How Plastiq is turning credit card acceptance on its head.

●	The types of businesses that are using Plastiq.

●	How financing through Plastiq is even cheaper than bank capital.

●	Why they decided to go public via SPAC in 2022.

●	How they are making this move with their eyes wide open.

●	What they are planning to do with a new war chest of capital.

●	How a Main Street business should view Plastiq.

●	Eliot’s vision for Plastiq.

You can subscribe to the Fintech One-on-One Podcast via Apple Podcasts or Spotify. To listen to this podcast episode, there is an audio player directly above or you can download the MP3 file here.

Download a PDF of the Transcription or Read it Below

FINTECH ONE-ON-ONE PODCAST 387-ELIOT BUCHANAN

Welcome to the Fintech One-on-One Podcast, Episode No. 387. This is your host, Peter Renton, Chairman and Co-Founder of Fintech Nexus.

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Before we get started, I want to remind you about our comprehensive news service. Fintech Nexus News, not only covers the biggest fintech news stories, our daily newsletter delivers the ten most important fintech stories into your Inbox every morning and we have special editions for Latin America as well as UK and Europe. Stay on top of fintech news by subscribing at news.fintechnexus.com/subscribe

Peter Renton: Today on the show, I’m delighted to welcome Eliot Buchanan, he is the CEO and Founder of Plastiq, Plastic with a “q”, not a “c.” They have been around for quite some time, in the fintech space they’re quite well known for their product that allows anyone to pay any bill with a credit card, they pioneered that product for consumers and have since focused on the small business space.

Now, they really have a full suite of offerings for helping small businesses, helping them with their financing, helping them accept credit cards and a whole lot more.

We get into all of that in some depth and we also talk about embedded finance and Eliot provides his kind of take on how that is going to evolve which is super interesting in and of itself. We talk about the SPAC deal they have that is in market right now and why he decided to do a SPAC now as opposed to waiting, he also gives us his vision for the future of the company. It was a fascinating discussion, hope you enjoy the show.

Welcome to the podcast, Eliot!

Eliot Buchanan: Happy to be here, thanks.

Peter: Okay. So, let’s kick it off by giving the listeners a little bit of background. You know, I went to your LinkedIn profile, it looks like you went to college and then you started Plastiq. Just tell us a little bit about sort of what you did prior to Plastiq and what sort of was, you know, you decided to become an entrepreneur right out of the gate.

Eliot: Right, yeah. I like to tell people probably I was unemployable, right (Peter laughs). I’ve learned you can’t, you know, what is entrepreneurship, you can’t really force your way into it, you kind of stumble into it sometimes naturally with a little bit of luck. In my case, that was kind of what happened because the early roots of Plastiq started with my own problem that I was trying to solve. Frankly, I had no idea whether it would be applicable to others or a massive business, it’s not like I sat in front of a white board to come up with an idea.

In my experience, at least, most of the successful ideas out there start just as a unique problem that, you know, one is trying to solve and they evolve from there. And so, that’s how Plastiq started and I think before that, you know, I was always growing up a little bit of a, we’ll call it a tinkerer, right. I sort of played around with things, I had some small I wouldn’t call it businesses, let’s call them projects, from a very early age and so now kind of looking back all the patterns make sense. I always was trying to solve different problems in my life and Plastiq was no different.

Peter: So, what was that initial problem that you had personally, that you were trying to solve that led to the founding of the company?

Eliot: It was kind of the confluence of two different problems in a way. One was, so I’m from Canada, I came to the US for school and being new to the country I had no credit score and so credit was a, you know, obviously it’s foundation to the country and to access a lot of aspects in your life so I sort of went to try and build my credit score. One way to do that is to basically take out, you know, a credit card and use it responsibly and pay it off and establish a score. And so, I went to take out my first US-issued credit card here in the country because I was new and I went to pay, at that time, what would be a very small piece of my tuition as a student, I was told I couldn’t pay that way.

And so, I didn’t know anything about payments or even credit cards really except I was a consumer of them like billions of consumers in the world are and it just struck me as disempowering or, at least, odd that I couldn’t pay using this familiar instrument. That set off a sort of a question mark in my head, like why can’t I pay the way I want and it’s obviously evolved, you know, a hundredfold like many ideas since then.

Peter: So, yes. So, obviously you launched a company, I’ve used your company as a consumer doing the same thing that you just described there. When you look at your website you’re much more of a B2B company so just maybe take us through the evolution from focused on consumer to the small business.

Eliot: You know, like many businesses, right, I think it’s often wise to follow the customer, I mean, customers aren’t always right, but I’d say if there is a pattern over time certainly it’s often indicative of an interesting concept or a new problem that one should try and solve. The reason why I felt like that is I’d say the main reason we evolved from, as you mentioned, starting from a consumer-facing payment platform to much more of obviously a focus on SMBs and B2B overall, is because when we first launched we saw that consumers could use us yeah, occasionally for, you know, a tuition payment which was my founding use case or maybe a rent payment or a tax payment, right, common household bill pay, if you will.

But small/medium businesses started to discover us organically and they started to use us for I’d say a much greater holistic use case which was fundamentally to run all their accounts payable. So, I’d say, I’ll phrase it as the following, but categorically, if you think about the problem, the higher level problem we’re solving for consumers it’s more of a convenience, maybe a rewards problem, right, which is interesting, but for small/medium businesses it’s really a problem of cash flow and credit. If you talk to any SMB in America, the number one thing top of their mind every single day is working capital and so it’s a little bit of a call it more holistic, I would call it sustainable and therefore, frankly, a bigger problem to solve.

Peter: You went from having like small businesses discovering you and using their credit card to pay something that they couldn’t pay by credit card, a lot of them were using the cash or some were probably using it just for points as well, but where did you sort of suddenly see well, we really need to address this financing issue head on?

Eliot: I’d say the types and natures of the payments that were being made is really where we realize the problem was much more than just convenience. I mean, for example, we would see credit cards that were being used on our platform that were not your typical 2% cash back-type cards, it was obvious that the user who was making a payment on Plastiq was certainly not interested in rewards because they would use a card that had no rewards, right, unlike others that were using the service for rewards. So, that was an obvious example, but okay, well clearly, there’s a bigger or different need for the problem here, that’s one.

The second is I’d say when our customers, our small businesses started coming to us saying that they wanted to use us not just for their accounts payable using their existing credit cards, but they wanted to use us to help find additional sources of credit and actually viewed us not just as a bill pay product which is what a consumer would view us as, they viewed us as more of an accounts payable platform for them to automate their business in general. So, different words were used to describe, I’d say the product between consumer and SMB, one was more limited, you know, occasional use bill payment, one was more oh, this is a platform to help run my business overall.

Peter: Okay. So, can you take us through sort of the product suite today, what do you offer?

Eliot: Fundamentally, you know, similar to our roots, I mean, the business has evolved a lot, but our DNA still remain largely the same which is the majority of our volume, our payment volume, our revenue, our customers use us for our flagship sort of product which is what we call Plastiq Pay. As the name implies, it allows a consumer or in this case 90% of our use case, as we just discussed, has evolved to small/medium businesses, it allows users to run all their accounts payable, all their vendors who don’t take credit card on Plastiq so that they can access that sort of short term working capital by using their existing Visa or Mastercard, American Express, they’re getting 30/45 days of float.

That’s the dominant product that customers use today, however, what has started to evolve specifically in the last eight or nine months, so quite recent, is we have three or four others sort of flagship products. One is we actually launched our own short term financing product, we use a couple of different partners for this, but this product basically, in the context of a payment, a small/medium business using Plastiq will be prompted to select, you know, an installment or sort of payment plan for that payment and they can choose to use a credit card, like they normally do on Plastiq, or they can choose this short term financing product directly on Plastiq to sort of push out the payment further than say the 30/45 days you would on a credit card. Instead, they might have two or three, four months to make those payments using our short term financing product, that’s one of the new evolutions.

The other is what I’ll phrase, generally, as payment automation so what does that mean? Anything, as the name implies, to help automate sort of the back office of a small/medium business so invoice ingest, so they can snap a photo or send or forward an invoice to our system so that it automatically scans it, imports the bill to our system versus to having to say manually add vendors or invoices one by one, accounting integration. So, we’re integrated to most of the major accounting providers like Quickbooks and many others so that a small/medium business can import bills from say Quickbooks, but also export all their payments back into Quickbooks so it’s a bilateral sync again designed to automate things that otherwise might be more manual to save the business time, that’s the second.

The third, it’s probably worth highlighting this, not surprisingly a decent number of our customers as they started to use our product to pay bills and I labeled the product Plastiq Pay then came to us saying hey, I also have a need to receive money, right, there’s money in, money out as sort of the math of most small/medium businesses. And so, they came to us asking for a way to basically automate their accounts receivable and allow them to invoice their customers or collect money from their customers and offer them a new payment choice. So, we’ve had success with that product which we call Plastiq Accept, hence, the nomenclature to accept money in versus pay money out. So, those are a few of the products that we now offer.

There’s a final one which is less of a product aimed at the SMB themselves, it’s more of a product aimed at platforms who have SMBs and we call that Plastiq Connect which basically our version of a white label API product that I’m happy to, you know, touch on.

Peter: Yes. So, let’s just dig into that for a minute or two here. How did that kind of come to be, was this sort of something that people were requesting, you saw a market need, and maybe you can describe it in a little bit more detail.

Eliot: It came somewhat out of customer demand, but also it came a little bit out of sort of our vision or how we see the space, the B2B space, broadly speaking, evolving. So, if you fast forward the clock, and if we’re right, you may not be right, but if you fast forward the clock into, you know, not the short term but medium long term, five, ten plus years and you look at the different ways the landscape may shape out, one of our theses is that everyone’s becoming a fintech and/or phrased differently companies that historically have not touched payments or certainly haven’t tried to monetize payments are now realizing that it’s a potential lucrative way to drive additional revenue streams.

And so, for that reason there will continue to be a convergence I’ll call it of players that otherwise used to not partner or not compete start to sort of converge together. And what that means is, either in our view, you have to be able to offer all the solutions and products and features that these players who historically didn’t have to compete with you now over the five or ten years span will have to compete with or, which is more our approach, you can say let’s come up with products and features that these other stakeholders, these other players can consume, can plug into, embed so that, you know, we don’t have to necessarily expand or compete, but instead we can partner.

So, it’s phrased in a different way, it’s really our sort of approach to call it embedded finance and the product therefore does exactly that which is if I’m a platform that has 50,000 small/medium businesses let’s say I’m in an adjacent space – insurance. So I provide insurance or I provide payroll to those 50,000 SMBs or next I want to start getting into bill payment or banking or accounts payable. Well, I could choose to, you know, buy a company, I could choose to build over time or with Plastiq Connect I can simply, with a few lines of code, choose to sort to plug-in and partner, sort of call it our approach to, call it Stripe for B2B. Those are a few ways to describe it.

Peter: Right, gotcha, gotcha, alright, okay, interesting. So then, on the payments processing side you said that companies want to be able to accept payments, I’m curious about what you’re offering there specifically, what is it you are providing that is different?

Eliot: We have a few things, but, fundamentally, there is one major difference which is important. The payments industry as it relates, at least, to credit card acceptance for five or six decades now has fundamentally been focused on one primary value proposition which is convincing merchants, the recipient, the receiver of the funds that in order to accept credit cards, they should be paying a fee, right, interchange, and the mark-ups for the 3/4%, that’s how the industry that has done well, has run for five plus decades.

Our entire approach is the exact opposite. We believe that part of the $9 Trillion market size of B2B payments, the majority of it does not run in credit cards for the reason that the merchant, the recipient has no interest nor ability to eat that type of fee and so we reverse the fee. Our belief is most of the ecosystem can support what we call a buyer-funded model versus a supplier-funded model the merchant wouldn’t like to subscribe. And so, our accept product, different than say standard merchant processors or the Quickbooks of the world who have their own merchant processing product, as you alluded to, is you can use Quickbooks. It’s a good product to accept credit cards, but you’re going to pay 3/4%, with Plastiq as a recipient, it’s free, right, the fee is borne by the buyer so it’s a dramatically different mathematical equation for arguably a very different type of customer than others are going after.

Peter: Interesting, okay. How are they processing the transaction then, are you processing that transaction for them?

Eliot: Yeah. So, we are sort of the master merchant, merchant record, the processor for whether the customer comes to Plastiq as a buyer or whether they use our Plastiq Accept product as a supplier or a recipient, we use the terms interchangeably, regardless that, that payment is being processed on our rails.

Peter: Right, right. So, you’re paying the fees to the networks, right, you obviously put a mark-up on that for the buyer, I mean, is there some resistance on the buyer side to that because you’re flipping the model on its head.

Eliot: I’d say it’s different for consumers than SMBs, I would agree with you. As consumers, we’ve been habituated to usage of our card of course is a privilege we are entitled to and should never cost us anything. Even though in reality we all know, those in the industry know, all those fees are passed on in some way or another or built in the mark-up, now, surcharges are much more prevalent so you’re seeing a lot more of that directly. That said, for SMBs, two comments.

One, I’d say that because the value prop…..we started this conversation sort of talking about the evolution from consumer to SMB, you ask why and rightfully so and the main reason I answer why is because categorically there are different value props, consumers solving for convenience, rewards which has a finite mathematical calculus to it. If you’re solving for cash flow and credit, arguably there’s a finite calculus, the calculus is much bigger because it’s oh, can I get some extra miles to fly my family to vacation, that’s a nice to have, right.

But as a business it’s can I survive another month or can I double down on inventory to help grow my business. That’s not a nice to have, that’s a must have and so my willingness to pay is going to be proportionately much greater for a must have problem and solution to that problem than a nice to have problem solution. So, one more cerebral way to think about it, also it’s important to note that some of our SMBs don’t necessarily need to use us for all their payments and so the reason we’ve evolved now, you asked earlier about three or four of our new products, the automation products we’re connecting to accounting software, all the invoicing products or our own short-term financing products is because some SMBs want to use us for a few of the payments, but then they also want to use our other products that aren’t necessarily charging the same type of fees.

Peter: Right, gotcha, gotcha, okay, that makes sense. Business is obviously, they will see the value whereas the consumer we’ve been conditioned to sort of ignore the value the credit card provides.

Eliot: Yeah. And, again, it’s all how you describe it. For a consumer we can only, you know, the value prop is hey, pay 2.5% and get a bunch of miles, that’s a reasonable value prop for the SMB, it’s use Plastiq to float for 45 days and it’s the cheapest form of short term capital in the market, cheaper than a bank loan, cheaper than any other loan and so it’s hard to beat that value prop.

Peter: Right, right. Do you have a typical kind of small business customer, I mean, you’re focusing on any industries, you know, who’s using it?

Eliot: Yeah, a few common threads to pull on there perhaps. One, like some of our investors that we serve were primarily, although not exclusively, primarily based in the Bay Area which is great, but I’d say, I like to tell our customers, aren’t like us. We serve real America, your typical small/medium business, we’re probably a little more on the M of the SMB spectrum versus the S. What I mean by that, let’s put some numbers on it, $500K to $15 Million of revenue so, you know, pretty established SMB, they might have five to 25 employees, they’re not a venture capital-funded startup, they’ve been around a few years, they have access to credit, but they still have constant, sort of short term working capital needs and that gets to the question you asked on industry.

We don’t have really any heavy concentration, but I’d say if you asked sweet spot focus-wise, a lot of e-commerce. That’s obviously only growing because the macro trend is there’s more e-commerce companies happening because people are leaving their day jobs or are realizing what’s important to them, right, post-COVID. You’ve seen a lot of these companies and entrepreneurs that always want to start their business now are and they’re doing so in an e-commerce way which helps us, that’s a big entry for us, wholesalers, retailers, we see quite a bit in the conversation.

The common link here is there’s a heavy reliance on supply chain where they’re buying inventory in bulk and then having to sell it which means if they’re buying from you, they’re having to pay you today, but we aren’t buying from them for a month or two. So, there’s a revenue sort of gap they have to solve for and Plastiq happens to be a really nice, elegant and easy way to do so.

Peter: Right, right. I want to go back to what you said about the cost though, you said this is cheaper than bank capital, what do you charge and how is it cheaper?

Eliot: Well actually to be clear and fair which is one of the fundamental problems in the first place is for your classic SMB in America, banks aren’t lending to them, right, they serve folks on the commercial loan sides, it’s much more profitable, a mortgage product much more profitable which is totally fair, it’s up to bank. So, there’s almost not even a comparable, but the math still is very pretty hard to beat which is as follows. A typical small business is using that, they’re paying somewhere between 2.5 and 3%, let’s just make it easy, let’s call it 2.75%, okay, 2.75% interesting and then they’re often using some type of rewards cards, maybe not as rich as consumer cards, but there’s plenty of good examples out there of small business cards that are giving 1.5/2% cash back and so all of a sudden, the net cost, you’re 2.75%, you’re down maybe to .75, maybe 1% after the rewards that you get from your card.

You then write-off the fee, it’s tax deductible, nothing to do with me, that’s just IRS guidelines so all of a sudden, you’re 1%, depending on the state you’re in for tax or federal tax state, you’re down to 50 basis points and then oh, also, in some cases you’re getting this discount from your supplier because it turns out a lot of suppliers offer early payment discounts, you know, the equivalent of a classic 210 Net 30’s it’s called. And so, a lot of our customers are paying close to zero to maybe half a percent for a 30 or 45 days working capital, even if it’s half a percent you put that on an equivalent APR basis, well half a percent for 45 days is 4% APR for an instant loan, not something that’s easy to compete with.

Peter: Gotcha. I want to switch gears a little bit and talk about some recent news. You recently announced the intention to go public via SPAC, that was really popular a couple of years ago, it hasn’t been as popular this year. What was the impetus behind the move to do it now?

Eliot: Yeah, right. I mean, potentially a little controversial and I’ll have to sort of speak at a high level here because obviously the deal is still in process, I mean at a high level, listen, the thinking was the following. If you think about, rewind the clock this time a year ago, like you said, money was never cheaper, right, for anyone, business, consumer, right, we’re printing money, why is that important? Capital was not a competitive advantage for a late stage startup, yes, any successful late stage startup can raise whatever they want, that has flipped on its head and now, capital is extraordinarily scarce and very expensive if you can find it.

So, our thinking was with the right SPAC partner we can sufficiently capitalize the company with a war chest of capital then it becomes all of a sudden a competitive advantage that it wasn’t before, that’s one. So, it’s a financial currency that historically was a commodity, now is actually very rare and so we believe it’s a way to leapfrog some of the market that’s out there so financial currency is one.

The other is more of, I’ll call it a social currency and what I specifically mean by that is we’re eight and a half, nine years into this game and we’re in financial services. Many industries, you know, reputation, trust is important no doubt, but in movement of money the stakes are very high and a lot of our growth and our success has come from our ecosystem partners, the banks that we work with, the fintechs, the platforms as we expand, the Plastiq Connect product that we, you know, briefly talked about earlier, why does this matter, why does this matter.

There’s a stamp of rigor and approval of being a public entity versus a private entity almost overnight that we believe will give sort of this social currency to attract or to continue to attract the success of our growth with partnerships in the ecosystem which is part of our moat. It becomes a currency for talent because there’s a lot of …well, there’s increased skepticism, I’ll say, in the talent market of late-stage private startups that, you know, have gone out of business and were mostly smoke and mirrors. There’s a stamp of rigor of being public that we believe will become an advantage, competitive wise, it’s not just in the market, but with talent and other things. Those are couple of the reasons concerning why to do it now versus a year from now.

Peter: Right, okay. And, obviously, we can all see every day the fintech companies that have gone public. Right now, every company is down pretty much this year, but the fintech companies have fared worse than the averages, I mean, obviously you’re fully aware of that story. Are you concerned that suddenly you’re going to be…it’s not about one or two investors thinking this is what you’re valued at, it’s about everybody, how do you kind of approach that knowing what has gone before you?

Eliot: It takes a little bit of a thick skin or I’ll phrase differently. One cannot be myopic, you have to take a long-term view here and that means that in the long run, right, markets are transparent and they’re efficient, that always have been in the public market, that is. Private markets, no secret, it’s always been, it’s monopoly money until it isn’t and that’s fine. But I think our approach is going public is, day one is a moment in time and as I’ve told my team and board and investors, no one should even look at the value for, until 18/24 months out, right.

If you want to get out for the reasons I just mentioned and over time, markets are efficient and if you, actually have things you can control, You can’t control the market as we’ve learned and that’s fine, you execute on things you can control, delivering new products to customers, right, attracting, retaining good talent, properly capitalizing the company. If you control those things well, the markets in the long run will reward you.

Peter: Right, right, that’s fair. I mean, obviously, if you’re profitable and growing, eventually the investors will find you. So, assuming you get the SPAC closed and you raise a war chest of capital, what are your plans for that, what are you planning to do?

Eliot: Yeah. I mean, generically a few things. You and I talked a little bit about our new recent product additions on the heels of sort of our flagship DNA which is our core accounts payable bill-pay product, we have a long way to go in terms of feature development that our customers are asking for on those other products. We’re going to continue to double down that, we’re going to double down on the embedded sort of API play, what we call Plastiq Connect that you and I briefly spoke about as well because it’s early in bear in a good way, right.

I’d say we’re selectively going to look at some M&A, right, not geographically probably because, again, there’s $9 odd Trillion of market size which is plenty for a while for a lot of players in the US, but we may look at some M&A from a product synergy perspective, you know, some neobank type of stuff there. And then, of course, one of the most perhaps remarkable aspects that we have achieved as a company is we’ve grown and we’ve done that with very minimal go-to-market muscle, go-to-market motions on scale and so we are going to dramatically expand a lot of our efforts on that front to continue to bring these product I just mentioned to the market.

Peter: Do you see yourself as sort of the champion for small business? You talked about Main Street, where do you fit, how should a Main Street business think of you?

Eliot: You know, we do serve a couple of, nearly a couple of hundred thousand SMBs that are more everyday real American SMBs and every product we build is in service to help those SMBs, what we call reach their growth potential, right, making small business big, if you will, right. There’s no reason why they need to view themselves as a small business and so making small business feel big is important to us.

Peter: So, with that in mind, the last question then, what’s your vision for Plastiq, where do you see this in ten years time?

Eliot: Earlier I mentioned about fast forwarding the clock, right, by ten years out where the tectonic plates of B2B are going, there’s no world, in our view, where everyone’s not embedding and being part of the ecosystem. So, while today a lot of our products and features are geared at directly targeting SMBs so they can use our various products, you know, running accounts payable on credit card for short term float, managing their invoices, connecting to accounting software, right, accepting payments through our Plastiq Accept product.

Those are all nice, nice to have products, in the far future though, we believe SMBs will do business from all sorts of platforms that don’t even exist today and so in the long, long run, ten years, I actually view us more of an infrastructure play more as call us the “plumbing” behind some of the accounts payable needs of any provider that wants to monetize their SMB base, whether it be banks or payroll companies or insurtech companies, etc.

Peter: Interesting, interesting. Well, I wish you best of luck and good luck on the SPAC as well and thanks so much for coming on the show today, Eliot.

Eliot: Of course, thank you for having me, my pleasure.

Peter: I love that idea that Eliot just said there about making small businesses big or really helping them reach their potential because that’s what I think the business-to-business side of fintech that is really what it’s about because we are really talking about the financial side of every small business is a cost center for many, many companies. But with some of the things that Eliot’s talked about here, you know, you can actually make it into even a profit center like the whole thing around basically paying zero credit card fees.

That’s something I’m sure any business, including our own, would love to have, but it’s more than that though, the embedded finance and the whole kind of ways to take all the friction and all the challenges out of the financial processes that small businesses have. I think that’s what Plastiq is doing there, I’m going to be very curious to see how that develops.

Anyway on that note, I will sign off. I very much appreciate you listening and I’ll catch you next time. Bye.

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Important Information About the Business Combination and Where to Find It

The Business Combination will be submitted to shareholders of CLAA for their consideration. CLAA intends to file the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CLAA’s shareholders in connection with CLAA’s solicitation for proxies for the vote by CLAA’s shareholders in connection with the Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Plastiq’s stockholders in connection with the completion of the Business Combination. After the Registration Statement has been filed and declared effective, CLAA will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Business Combination. CLAA’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with CLAA’s solicitation of proxies for its extraordinary meeting of shareholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about CLAA, Plastiq and the Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by CLAA, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: CLAA’s Chief Executive Officer at 1400 Centrepark Blvd. Ste. 810, West Palm Beach, FL 33401.

Participants in the Solicitation

CLAA, Plastiq and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CLAA’s shareholders in connection with the Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAA’s shareholders in connection with the Business Combination will be set forth in CLAA’s proxy statement / prospectus when it is filed with the SEC. You can find more information about CLAA’s directors and executive officers in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the CLAA’s and Plastiq’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of CLAA’s and Plastiq’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of CLAA and Plastiq. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Business Combination or that the approval of the shareholders of CLAA or Plastiq is not obtained; (iii) failure to realize the anticipated benefits of the Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to Plastiq; (v) future global, regional or local economic and market conditions; (vi) the development, effects and enforcement of laws and regulations; (vii) Plastiq’s ability to manage future growth; (viii) changes in the market for Plastiq’s products and services; (ix) the amount of redemption requests made by CLAA’s public stockholders; (x) the ability of CLAA or the combined company to issue equity or equity-linked securities in connection with the Business Combination or in the future; (xi) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xii) and those factors discussed in CLAA’s Annual Report on Form 10-K filed with the SEC on April 15, 2022 under the heading “Risk Factors,” and other documents of CLAA filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CLAA nor Plastiq presently know or that CLAA and Plastiq currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect CLAA’s and Plastiq’s expectations, plans or forecasts of future events and views as of the date of this communication. CLAA and Plastiq anticipate that subsequent events and developments will cause CLAA’s and Plastiq’s assessments to change. However, while CLAA and Plastiq may elect to update these forward-looking statements at some point in the future, CLAA and Plastiq specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing CLAA’s and Plastiq’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.